

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2014

Via E-mail
Marcello Leone
Director and Chief Executive Officer
Respect Your Universe, Inc.
550-1188 West Georgia Street,
Vancouver, British Columbia

> **Re:** **Respect Your Universe, Inc.**
> **Proxy Statement on Schedule 14A**
> **Filed November 20, 2014**
> **Response dated December 16, 2014**
> **File No. 000-54885**

Dear Mr. Leone:

We have limited our review of your filing and related correspondence to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide an expanded analysis in response to prior comment 1 that addresses the basis on which you are omitting pro-forma financial statements required by Item 13 of Schedule 14A. Also, it remains unclear how you concluded that the financial statements of Respect Your Universe, Inc. are not material. Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via e-mail): Victor Dudas, Esq.
                 Clark Wilson LLP